SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 30, 2001

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9.   **Regulation FD Disclosure.**

Cleveland-Cliffs Inc published a News Release on October 30, 2001 as follows:


CLEVELAND-CLIFFS & MINNESOTA POWER COMPLETE ACQUISITION OF
LTV MINE ASSETS


CLEVELAND, OH, October 30, 2001 — Cleveland-Cliffs Inc (NYSE:CLF) said today that subsidiaries of the Company and Minnesota Power, a business of ALLETE, Inc. (NYSE:ALE), have completed the previously announced acquisition of the LTV Steel Mining Company (LTVSMC) assets from LTV Corporation.

Cliffs acquired all of the iron ore mining and processing facilities of LTVSMC, including its 74-mile mainline railroad and dock operation at Taconite Harbor, Minnesota on the north shore of Lake Superior. A Minnesota Power subsidiary acquired the 225 megawatt electric generating facility at Taconite Harbor, transmission facilities, and non-mining property. Minnesota Power has made a $62.5 million payment to Cliffs. Cliffs used $12.5 million to pay its share of the purchase price to LTV.

Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota, and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


CLEVELAND-CLIFFS INC


By: /s/ C. B. Bezik
_____
Name: C. B. Bezik
Title: Senior Vice President – Finance

Dated: October 31, 2001


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